Transamerica Asset Management, Inc. 1801 California Street, Suite 5200 Denver, Colorado 80202 (720) 482-8991

March 18, 2016

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Series Trust (the “Registrant”)
(File Nos. 033-00507; 811-04419)

Dear Mr. Cowan:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Post-Effective Amendment to the Registration Statement filed under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), on Form N-1A (Accession Number: 0001193125-16-422243) with the Securities and Exchange Commission (the “Commission”) on January 6, 2016, relating to Transamerica BlackRock Smart Beta 50 VP, Transamerica BlackRock Smart Beta 75 VP and Transamerica BlackRock Equity Smart Beta 100 VP, respectively (each, a “Portfolio” and collectively, the “Portfolios”), each a new series of the Registrant. The Staff’s comments were conveyed to the Registrant in writing on February 19, 2016.

The Staff noted that all comments to the Portfolios’ summary section, as noted below, also apply to the disclosure with respect to the section entitled “More on Each Portfolio’s Strategies and Investments,” as well as “More on the Risks of Investing in Each Portfolio,” as applicable.

Below are the Staff’s comments on the Registration Statement with respect to the Portfolios and the Registrant’s responses thereto.

General Prospectus Comments

1.	Fees and Expenses: Please consider revising the “Shareholder Fees” table to use the term “N/A” rather than “None,” as shareholder fees are not applicable to insurance portfolios.

Response: The Registrant believes the term “None” is accurate and respectfully declines to make the revision suggested by the Staff.

2.	Fees and Expenses: Please remove expense examples for the 5 and 10 year periods pursuant to the instructions to Item 3 of Form N-1A.

Response: The Registrant has made revisions consistent with the Staff’s comment.

3.

Principal Investment Strategies:  Please revise each Portfolio’s principal investment strategies to clarify how each Portfolios’ name corresponds to its target allocation of equity Exchange Traded Funds (“ETFs”) and fixed income ETFs.

Response: The Registrant has made revisions consistent with the Staff’s comment.

4.	Principal Investment Strategies: Please provide a plain English explanation of “smart beta strategies” as it may be confusing to investors.

Response: The Registrant has made certain revisions in response to the Staff’s comment.

5.

Principal Investment Strategies: Please confirm whether the underlying U.S. equity ETFs, international equity ETFs and fixed income ETFs referenced in each Portfolios’ Principal Investment Strategies are a subcategory of smart beta strategy ETFs.

Response: The Registrant confirms that the noted underlying ETFs are not a subcategory of smart beta strategy ETFs. The Registrant notes that the Portfolios will normally emphasize, but not invest exclusively in, ETFs pursuing smart beta strategies.

6.

Principal Risks: Please confirm whether “Liquidity” risk is applicable to the Portfolios. If applicable, please include the related disclosure in the Portfolios’ Principal Investment Strategies section.

Response: The Registrant confirms that “Liquidity” risk is a principle risk of the Portfolios. The Registrant believes the current Item 4 strategy disclosure is adequate.

7.	Performance: Please provide supplementally each Portfolios’ primary benchmark index as required by Form N-1A that the Portfolios will use to compare their performance.

Response: The Registrant has made revisions consistent with the Staff’s comment

8.	Performance: Please revise the disclosure “past performance (before and after taxes)” to remove references to taxes.

Response: The Registrant has made revisions consistent with the Staff’s comment.

9.

Payments to Broker-Dealers and Other Financial Intermediaries: Please revise the following disclosure” If you purchase the portfolio through a broker-dealer or other financial intermediary (such as a bank or insurance company)” to remove references to banks.

Response: The Registrant has made revisions consistent with the Staff’s comment.

10.

Principal Risks: For Transamerica BlackRock Equity Smart Beta 100 VP, please revise the “Asset Allocation,” “Asset Class Variation” and “Underlying Exchange Traded Funds” risk disclosure to remove references to fixed-income investments.

Response: The Registrant has made revisions consistent with the Staff’s comment.

11.

Principal Risks: For Transamerica BlackRock Equity Smart Beta 100 VP, please confirm whether “Market,” “Prepayment or Call,” and “U.S. Government Agency Obligations” risk are applicable to the Portfolio. If applicable, please include the related disclosure in the Portfolio’s Principal Investment Strategies section.

Response: In response to the Staff’s comment, the Registrant has deleted “Prepayment or Call” and “U.S. Government Agency Obligations” as principal risks of the Portfolio. The Registrant confirms that the Portfolio is subject to “Market” risk.

12.

More on Each Portfolio’s Strategies and Investments: Please provide the basis for the following disclosure, as the Principal investment Strategies provides specific percentages for each Portfolios’ investment allocation:

“Except as otherwise expressly stated for a particular portfolio in this prospectus or in the statement of additional information or as required by law, there is no limit on the amount of a portfolio’s assets that may be invested in a particular type of security or investment.”

Response: The Registrant believes the noted disclosure is accurate and not inconsistent with the Portfolios’ Principal Investment Strategies.

13.

More on Each Portfolio’s Strategies and Investments: Pursuant to the SEC’s Division of Investment Management IM Guidance Update 2014-8, please consider revising the disclosure in the section “More on the Portfolio’s Strategies and Investments” to avoid repetitive disclosure contained in Item 4 of Form N-1A.

Response: The Registrant notes that the presentation is consistent with the presentation in other current Transamerica funds’ prospectuses and the Registrant wishes to keep the disclosure consistent. The Registrant will consider making revisions to the section in a future post-effective amendment.

14.

More on Each Portfolio’s Strategies and Investments / More on Risks of Investing in the Portfolios: The Staff notes that certain risks in More on Certain Additional Risks do not appear to be applicable to the Portfolios. Please explain.

Response: In response to the Staff’s comment, the Registrant has deleted certain risks from More on Certain Additional Risks.

15.	Pricing of Shares: Please define “good order,” as that term is used in the following disclosure:

“Purchase orders received in good order and accepted, and redemption orders received in good order, before the close of business of the NYSE, usually 4:00 p.m. Eastern Time, receive the NAV determined as of the close of the NYSE that day.”

Response: The Registrant will consider making changes consistent with the Staff’s comments in a future post-effective amendment.

16.	Pricing of Shares: Please remove references to Portfolios not offered for sale in this prospectus as such disclosure may be confusing to investors.

Response: The Registrant wishes to retain the noted disclosures as the Portfolios will, effective May 1, 2016, be included in a combined prospectus with other series of the Registrant.

Statement of Additional Information Comments

17.

Additional Information Regarding Investment Practices: Please revise disclosure to clarify that this section includes both principal and non-principal strategies. Additionally, please revise the disclosure to clarify the distinction between the investment practices described in this section and found in the Other Investments section.

Response: The Registrant believes that the lead-in to the Additional Information Regarding Investment Practices section adequately describes the information contained in that information and distinguishes such disclosure from the strategy disclosure set forth in the prospectus.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (720) 482-8991 with any questions.

Very truly yours,

/s/ Tané T. Tyler
Tané T. Tyler
Vice President, Assistant General Counsel,
Chief Legal Officer and Secretary
Transamerica Asset Management, Inc.

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